Securities and Exchange Commission
Division of Corporation Finance		Deutsche Bank AG Taunusanlage 12 60325 Frankfurt
100 F Street, NE
Washington, D.C. 20549
Attention:	Cecilia Blye, Chief
Office of Global Security Risk
August 16, 2017

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2016 Filed March 20, 2017 File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated June 30, 2017 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 (the “Annual Report” or the “2016 Form 20-F”). In response to the Comment Letter, please note the following:

Risk Factors, page 14

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism ..., page 46

1.	In your letter to us dated September 25, 2014, you described contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your disclosure does not make clear the extent to which you still have contacts with Syria and Sudan. In this regard, the first sentence of this risk factor states that you engage or have engaged in a limited amount of business with counterparties in sanctioned countries including Iran and Cuba, but does not disclose whether you have engaged in business with Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any

Chairman of the Supervisory Board: Paul Achleitner.

Management Board: John Cryan (Chairman), Marcus Schenck, Christian Sewing,

Kimberly Hammonds, Stuart Lewis, Sylvie Matherat, James von Moltke,

Nicolas Moreau, Garth Ritchie, Karl von Rohr, Werner Steinmüller

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; Local Court of Frankfurt am Main, HRB No 30 000; VAT ID No DE114103379; www.db.com

products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

As noted in the risk factor disclosure in our 2016 Form 20-F, Deutsche Bank decided in 2007 not to engage in new business with counterparties in countries such as Iran, Sudan, Syria and North Korea and to wind down existing business where legally possible. Only legacy business entered into before this policy came into effect was maintained, due to legal or contractual restrictions. However, we have actively looked to phase out these positions.

Since our letter in 2014 we have not engaged in business with counterparties in Syria beyond transactions already in place in 2014. Even before the introduction of the policy in 2007, business with counterparties in Syria was very limited. Legacy business consists of guarantees or letters of credit for Syrian banks, companies or individuals, extended as part of the Bank’s trade finance activities, in the aggregate face amount of € 16 million (which includes € 10 million in aggregate face amount of guarantees to a Syrian bank sanctioned by the U.S. under its non-proliferation program referred to in the section of the Bank’s 2016 Form 20-F entitled “Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012” as well as guarantees to other parties). It should be noted that this amount includes transactions that took place many years ago. In some cases, we still have not received confirmation from the Syrian banks or other individual or corporate beneficiaries that we are released from our liabilities even though the underlying transactions have been completed. In other cases, the release is missing because of a lack of communication between the guarantee applicant and its beneficiary.

In addition, before our 2007 policy came into force, Deutsche Bank had entered into 11 other client relationships relating to Syria. Of these, 10 client relationships have already been terminated and have been blocked until final account closure (which, according to local law of the country where the client was adopted, can take several years). The one remaining relationship is currently the subject of review within Deutsche Bank as to whether the Bank will continue to maintain that relationship. The relationship consists solely of a custody account and the required cash account, and the account holder is a retail client with German nationality who has lived for many years in Syria.

With regards to Sudan, our 2014 response stated that Deutsche Bank has two outstanding export letters of credit and one guarantee in favor of Sudanese counterparties, in an aggregate amount of € 0.35 million, which pre-dated our 2007 policy. Subsequently, these arrangements have been exited.

In addition, we currently have six client relationships with a nexus to Sudan. For five of these relationships, the account owner is an investment manager that has no nexus to Sudan, but the ultimate beneficial owner of the account is an inter-governmental development organization registered in Sudan. The one remaining relationship is an account of a deceased person where we have no contact details. The relationship was established before our policy was introduced, and the account has been blocked.

2.

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this respect, we are aware of recent news articles reporting on your 2015 settlement with U.S. regulators regarding transactions with Syria and Sudan.

The 2015 settlements regarding transactions with Syria and Sudan pertained to transactions that took place prior to 2007 and thus prior to our policy.

As described above, our contacts with Syria and Sudan since 2014 are very limited and not material from either a quantitative or qualitative perspective. Accordingly, we believe that the risk factor disclosure in our 2016 Form 20-F already adequately addresses these contacts and the risks posed by them. Nonetheless, to make clear the de minimis nature of these contacts, we propose to include in our risk factor in our 2017 Form 20-F a brief description of them.

*                                         *                                         *

Should you have any questions or comments, please feel free to contact the undersigned, James von Moltke (ph: +49-69-910-32060; e-mail: james.vonmoltke@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ James von Moltke	/s/ Mathias Otto

James von Moltke	Mathias Otto
Chief Financial Officer and Member of the Management Board	Co-General Counsel Germany, Group Legal Services